UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Biomerica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09061H 30 7

(CUSIP Number)

10/31/07

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09061H 30 7
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). RKC Capital, LLC 20-5873662
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Utah limited liability company
	5	SOLE VOTING POWER 225,100
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 438,754
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 225,100
	8	SHARED DISPOSITIVE POWER 438,754
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,854
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES--
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.95%
12		TYPE OF REPORTING PERSON IA

Item 1(a). Name of Issuer:

Biomerica, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1533 Monrovia Avenue

Newport Beach, CA 92663

Item 2(a). Name of Person Filing:

RKC Capital, LLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

2150 S 1300 E, Suite 500

Salt Lake City, UT 84106

Item 2(c). Citizenship:

Utah limited liability company

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

09061H 30 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 663,854

(b)	Percent of class: 10.95%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 225,100

(ii)	shared power to vote or to direct the vote: 438,754

(iii)	sole power to dispose or to direct the disposition of: 225,100

(iv)	shared power to dispose or to direct the disposition of: 438,754

The percentage of the class is calculated based upon the issuer’s quarterly report on Form 10-QSB for the quarter ended August 31, 2007, which reported that the issuer had 6,059,839 shares of common stock issued and outstanding as of October 15, 2007.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The 225,100 shares over which the reporting person holds sole voting and dispositive control are held for two funds for which the reporting person acts as investment manager. These funds retain the right to receive dividends on and proceeds from the sale of those shares. Neither of those funds owns more than 5% of the common stock of Biomerica, Inc.

The 438,754 shares over which the reporting person holds shared voting and dispositive control are held for the accounts of persons that retain the right to receive dividends on and proceeds from the sale of those shares. To the reporting person’s knowledge, none of those persons own more than 5% of the common stock of Biomerica, Inc. The filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this Schedule 13G for any purpose other than compliance with Section 13(d) of the Securities Exchange Act of 1934.

Item 7. Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RKC Capital, LLC

November 6, 2007	By:	/s/ Russell K. Cannon
Date		Russell K. Cannon, President

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